Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to (a) the incorporation by reference into the Registration Statement on Form S-8 of CAMAC Energy Inc. (the “Company”) to be filed on or about March 12, 2014 (the “Registration Statement”) of our report, and all references thereto, dated December 13, 2013, with respect to the statements of revenues and direct operating expenses of Allied Energy PLC and Camac International (Nigeria) Limited OML Business for the years ended December 31, 2012 and 2011, which appears in Annex A to the Company’s Definitive Proxy Statement on Schedule 14A filed with the United States Securities and Exchange Commission on January 15, 2014 and (b) all references to our firm, in the form and context in which such references appear, in the Registration Statement.

/s/ Calvetti Ferguson

Houston, Texas

March 6, 2014